                                                               November 24, 2000

RE:      LUKOIL Tender Offer: Election of Tender
         PLEASE FILL OUT, SIGN AND RETURN TO HUMAN RESOURCES DEPT. IN JERICHO

Dear Participant in the Getty Retirement and Profit Sharing Plan ("401(k)
Plan"):

         As you know, Mikecon Corp., a subsidiary of OAO LUKOIL, has commenced a tender offer to purchase all of the Company's issued and outstanding shares of Common Stock for $5.00 per share. Copies of LUKOIL's offer to purchase and the Company's responses supporting the offer are enclosed.

         As a participant in the 401(k) Plan, you have the right to decide whether you would like the shares allocated to you in your account tendered to LUKOIL pursuant to the offer to purchase. If you elect to have your shares tendered, upon the completion of the tender LUKOIL will pay to the 401(k) Plan for your account $5.00 times the number of shares allocated to you. The cash the 401(k) Plan receives for the shares allocated to you will be invested in accordance with your current deferral election.

         If you do not elect to have your Getty Petroleum Marketing Inc. shares tendered, the shares will continue to be held in the 401(k) Plan. However, if the tender offer is completed successfully, LUKOIL intends to merge the Company with a LUKOIL subsidiary. Upon completion of the merger, LUKOIL will also pay $5.00 per share for all shares in the 401(k) Plan which have not been previously tendered. As previously stated, the cash received will be invested in accordance with your current 401(k) Plan deferral election.

Please print and sign your name below and indicate in one of the spaces below whether or not your would like to have the shares in your 401(k) Plan account tendered to LUKOIL's subsidiary, Mikecon Corp.:


            --------------------------------
            Print your name


            --------------------------------
            Your signature


            Please tender the shares of
            Getty Common Stock in my 401(k) Plan
            account to Mikecon Corp.
                                                       --------------
            Do not tender the shares
               ---                                     --------------





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LUKOIL Tender Offer: Election of Tender                                   Page 2


         The Trustees of the 401(k) Plan will abide by your instructions. If you do not make an election, the Trustees will tender the number of shares for which elections are not made based on the same ratio of elections to tender and elections not to tender. (For example, if participants who have been allocated 200,000 shares elect to tender and participants allocated 100,000 shares elect not to tender, the shares for which elections are not made will be tendered in the same ratio: for every three such shares, two of them will be tendered by the Trustees.)

         After you have made your election in one of the spaces above, please return this letter to the Human Resources Department in Jericho in the return envelope provided for your convenience. Please also make certain you have printed and signed your name.

         In the event that the tender is not completed, your shares in the 401(k) Plan will, of course, not be sold and the shares will continue to the be held in the 401(k) Plan.

         Should you have any questions, please call me at (516) 338-1550 or Carolann Gaites at (516) 338-1499.

Very truly yours,




Samuel M. Jones
Vice President and General Counsel






SMJ/lbl